June 14, 2016

Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA  02738
978-578-4123, natasha@arjuna-capital.com

Dear Facebook Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 13 on the proxy card, which asks the Company to transparently and proactively address the gender pay gap.   The proposal makes the following request:

Shareholders request Facebook prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company’s policies and goals to reduce the gender pay gap.

After reviewing the proposal, Institutional Shareholder Services (a division of MSCI and the leading provider of proxy voting advice) has recommended a vote in favor of the proposal:

A vote FOR this resolution is warranted, as Facebook lags its peers in addressing gender pay disparity at the company. By not joining its peers, Facebook is put at a competitive disadvantage in the recruitment and retention of employees.

Implementing the Proposal would represent a proactive step towards closing the gender pay gap.  We believe the Company would benefit from taking a leadership position on this issue, as research indicates attracting and retaining diverse teams yields strong financial performance benefits.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1)	Gender pay parity is a significant policy issue:
a.	The U.S. Bureau of Labor Statistics reports women who work full time earn an average of 78 cents for every dollar men earn. And recently reported forecasts indicate that, at the current rate of change, women will not reach pay parity until 2058.[1]
b.	Demands for stronger wage parity legislation and controls have been a priority of Presidential Candidates and the Obama administration.[2]
2)	Issues of gender pay equity are especially salient within the Information Technology sector:
a.	Research indicates that male IT professionals earned nearly $10,000 more than female IT professionals made in 2014.[3]
b.	There is a substantial body of research indicating gender diverse teams are more innovative than homogenous teams, an issue of particular importance in the technology industry. If Facebook fails to create gender diverse teams due to an inability to attract and retain qualified female employees, this could restrict the Company’s ability to innovate.
3)	Facebook has a poor track record around pay parity disclosure compared to peers:
a.	Tech peers Salesforce, Intel, Apple, Amazon, GoDaddy, Microsoft, Expedia, and eBay have all publically committed to quantitative gender pay equity disclosures by reporting the percentage pay gap between male and female employees, and the compensation components to which it applies – base, bonus, and/or equity.

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1 http://www.washingtonpost.com/blogs/wonkblog/wp/2015/03/16/at-this-rate-american-women-wont-see-equal-pay-until-2058/
2 https://www.whitehouse.gov/sites/default/files/image/image_file/equal_pay-task_force_progress_report_june_10_2013.pdf
3 http://media.dice.com/report/february-2015-the-position-gap/

b.	Facebook has merely paid qualitative lip service to the issue of gender pay equity and Facebook’s workforce diversity reporting does not include any compensation data. The Proponent did not find adequate a recent blog post from Facebook that simply said “men and women earn the same,” as this qualitative disclosure is opaque and lacks the percentage pay gap between male and female employees, disclosure as to whether base, bonus, and equity compensation components are included in the assessment, and a meaningful disclosure of policies and practices used to ameliorate past, current, or future gender pay disparities.
c.	A 2014 GlassDoor analysis revealed Software Engineers at Facebook were paid $5,949 less than their male counterparts.
d.	Facebook’s workforce diversity disclosure fails to explain the disparity between the gender composition of Facebook’s leadership (23% female) and its broader workforce (31% female).

4)	Facebook’s failure to manage gender pay parity issues could subject the Company to operational, reputational and legal risk factors:
a.	Given the pay equity disclosures of its tech company peers, Facebook is at an operational/competitive disadvantage in its ability to attract and retain top talent.
b.	Facebook could suffer reputational damage if the company fails to disclose its gender pay parity programs and set hard targets around ameliorating existing pay parity issues. Reputational damage could result in lost business, damaging shareholder value.
c.	The proposed Paycheck Fairness Act of 2014 escalates regulatory risk as well as new equal pay laws in California, which are considered the strictest to date. Facebook could face litigation under the Equal Pay Act of 1963 and the Lillie Ledbetter Act of 2009 related to gender pay parity. Notably, Twitter[4] and Facebook[5] have been defendants in lawsuits alleging gender discrimination.

We believe best practices for disclosure would include the following:

As noted in the supporting statement of the Proposal:

A report adequate for investors to assess Facebook’s strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

Best practice in full gender pay accounting would include an assessment of base, bonus, and equity compensation components, in addition to disclosure of policies and practices used to ameliorate gender pay disparities.

Gender pay equity is a significant policy issue:

A January 2015 study from McKinsey Global Institute highlights the breath of gender pay imbalance in the global workforce:

“Even though men and women are currently at or near parity in health and education throughout much of the world, women continue to lag behind men in economic participation and opportunity by 15 to 25 percent in even the most gender-equal societies. Globally, only about half of working-age women are employed, and they earn only about three-quarters as much as men do even when they have the same level of education and are in the same occupation.”6 [Proponent’s Emphasis]

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4 http://time.com/3753458/twitter-gender-lawsuit/
5 http://money.cnn.com/2015/03/18/technology/facebook-discrimination-suit/
6 http://www.mckinsey.com/insights/organization/promoting_gender_parity_in_the_global_workplace

According to Bureau of Labor Statistics data, women who work full time earn 78 cents for every dollar men earn.  The social implications of this disparity are discussed in the following White House report excerpt on the gender pay gap:

“While the law recognizes the basic right to equal pay for substantially equal work and freedom from wage discrimination, women’s earnings still fall short of men’s. Although a generation of political organizing and cultural change has eliminated many barriers, women still face challenges entering the most highly paid occupations. And although our country’s prosperity depends on women at every level – from the family budget to the national economy– we still cannot say we fully and fairly value their contributions.”7

The gender pay gap has been highlighted by major news outlets including Forbes8, Newsweek9, The New York Times10, the Financial Times,11The Boston Globe12, and The Washington Post, which reported on the persistence of the wage gap, stating;

 “When it comes to equal pay, the American woman is stuck in a proverbial waiting room…A new report from the Institute for Women’s Policy Research, released this week, predicts U.S. women won’t reach pay parity with men until 2058.”13

The Wall Street Journal also recently reported on the persistence of the gender wage gap, stating:

“Women are closing the pay gap with men–slowly. Very slowly… In a handful of states, a woman born today isn’t likely to see wage equality in her lifetime.”14

Regulation risk is ramping up across the US. Equal pay for equal work has been a rallying cry in the current presidential election. And while federal legislation in the form of the Paycheck Fairness Act, which would substantially strengthen the existing protections afforded to female employees under the Equal Pay act, sits before a divided Congress, states are pressing forward with their own initiatives. The strictest fair pay law to date was put into effect in California on 1 January of this year; requiring employers to legitimately justify gender pay differentials.

In the United Kingdom, transparency in pay is now an official priority. By 2018, all UK companies with more than 250 employees will be required to publish their gender pay numbers.15

Issues of gender pay parity are especially salient within the Information Technology sector

In February 2014, Dice, a tech industry recruiting firm, published a study which found that “on average, men [in the IT sector] earned $91,362 in 2014, nearly $10,000 more than the $81,651 women made on average during the same time period.”16

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7 https://www.whitehouse.gov/sites/default/files/image/image_file/equal_pay-task_force_progress_report_june_10_2013.pdf
8 http://www.forbes.com/sites/susanadams/2015/03/23/where-is-the-gender-pay-gap-as-high-as-americas/
9 http://www.newsweek.com/gender-pay-gap-wont-close-another-43-years-314249
10 http://www.nytimes.com/2014/11/15/business/keeping-a-vigilant-eye-on-pay-equity-for-women.html?_r=0
11 http://www.ft.com/intl/cms/s/0/e4eed716-9965-11e3-b3a2-00144feab7de.html#axzz3VWbzIbBA
12 https://www.bostonglobe.com/opinion/2016/04/03/fix-wage-gap-with-transparency/pvu2adZwDbv4lKnl3JjJpL/story.html
13 http://www.washingtonpost.com/blogs/wonkblog/wp/2015/03/16/at-this-rate-american-women-wont-see-equal-pay-until-2058/
14 http://blogs.wsj.com/economics/2015/03/12/where-women-may-wait-more-than-100-years-to-close-the-wage-gap/?KEYWORDS=gender+wage+gap
15 http://www.theguardian.com/society/2016/feb/12/gender-pay-gap-reporting-big-firms-start-2018
16 http://media.dice.com/report/february-2015-the-position-gap/

However, this seemingly systemic issue is shrouded by a lack of transparent company-specific data relating to the gender pay within the sector.  Without such disclosure and goals to close the gap, companies including Facebook will continue to face the gender diversity and equity problems outlined below.

Issues of gender diversity in the Information Technology sector were brought more fully to the public eye in March 2013, when Sheryl Sandberg published her NYT Best Seller “Lean In.”  However, the substance of this conversation was perhaps best captured over a year later, in a November 2014 New Yorker article, which criticized gender imbalance across Silicon Valley:

“This summer, Facebook, Apple, Facebook, Twitter, and other Silicon Valley superpowers released demographic reports on their workforces. The reports confirmed what everyone already knew: tech is a man’s world. Men make up sixty to seventy per cent of employees at these companies, and, notwithstanding rock stars like Facebook’s Sheryl Sandberg and Yahoo’s Marissa Mayer, senior leadership is even more overwhelmingly male. A recent study by the law firm Fenwick & West found that forty-five per cent of tech companies there didn’t have a single female executive.” [Proponent’s Emphasis]

This characterization of Silicon Valley as a “Boys’ Club” has only intensified following the high profile coverage of the Ellen Pao Kleiner Perkins lawsuit. This lawsuit was framed as a referendum on sexism and discrimination in the tech industry.

Other recent stories include the outcry after Microsoft CEO Satya Nadella suggested that female employees shouldn’t ask for raises at an industry conference, stating:

 “It's not really about asking for the raise, but knowing and having faith that the system will actually give you the right raises as you go along.” [Proponents Emphasis]

Moreover, the campaign to promote gender equity in technology is supported by a growing body of research. A study published by Fenwick & West found that women occupy just 11% of executive positions in the industry. 17  While a study by published by the National Center for Women & Information Technology found that “The IT labor force demand is growing, yet women’s participation is decreasing. In 1996, women made up 37% of the U.S. IT workforce; by 2010, they made up 25%”18 And a Harvard Business Review study concluded “forty-one percent of highly qualified scientists, engineers, and technologists on the lower rungs of corporate career ladders are female. But more than half (52%) drop out.”19 And the dropout rate is even higher in the Technology sector, where 56% of female employees quit their private sector jobs in the field before reaching senior positions. 20

Recruiting and retaining a diverse workforce is of particular importance to the technology industry and Facebook as gender diverse teams are better at driving “radical innovation.”21  Gender pay disparity is a systemic issue that we believe needs to be pro-actively addressed on a company-by-company basis to mitigate the operational, reputational, and legal risk factors that are further highlighted below.

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17 https://www.fenwick.com/FenwickDocuments/Gender_Diversity_Survey_2013_Proxy_Season_Results.pdf
18 “What is the Impact of Gender Diversity on Technology Business Performance: Research Summary”, NCWIT, 2014, www.ncwit.org
19 Hewlett, A.(2008) The Athena Factor: Reversing the Brain Drain in Science, Engineering, and Technology. Harvard Business Review, May 2008, 2
20 Ibid., 50
21 García, C.(2012) Gender diversity within R&D teams: Its impact on radicalness of innovation. Innovation-Management Policy & Practice, Junio 2013. 15 (2), 149

Facebook has a poor track record around pay parity disclosure compared to peers:

Facebook’s workforce diversity reporting does not include any quantitative gender pay equity disclosures. The company’s existing reporting is limited to the ethnic and gender composition of two categories of employees, i) overall and leadership, ii) technical and non-technical workforce.  But it omits any information relating to compensation practices, or how they relate to gender pay parity.

Specifically, Facebook’s current reporting fails to provide adequate and quantitative company disclosures on the firm’s policies, actions and goals to measure, disclose and mitigate any current or future gender pay gap. The Proponent did not find adequate a recent blog post from Facebook that simply said “men and women earn the same,” as this qualitative disclosure is opaque and lacks the percentage pay gap between male and female employees, disclosure as to whether base, bonus, and equity compensation components are included in the assessment, and a meaningful disclosure of policies and practices used to ameliorate gender pay disparities.22

Particularly concerning is a 2014 analysis published by GlassDoor which revealed Software Engineers at Facebook (Facebook) were paid $5,949 less than their male counterparts.23

Technology sector peers Salesforce, Intel, Apple, Amazon, GoDaddy, Microsoft, Expedia, and eBay have all publically committed to gender pay equity through reporting the percentage pay gap between male and female employees, while specifying which compensation components are being reported on, whether base, bonus, and or equity.  These moves towards full disclosure are in the best interests of these companies and have cast the companies in a positive light, mitigating the operational, reputational and litigation risk factors highlighted below.

Examining the Company’s existing workforce diversity disclosure reflects poorly on the Company’s management of gender diversity issues. Specifically, the fact that 31% of the company’s workforce is female, while only 23% of its management team and 16% of its technical team are female, suggests that the Company has struggled to attract and retain qualified female employees and promote them into leadership roles.

Facebook’s failure to manage gender pay parity issues could subject the Company to operational, reputational and legal risk factors:

Facebook’s operational risk factors relating to gender pay parity issues may include failing to cultivate and retain qualified female employees.  A substantial body of research associates team gender diversity with strong performance. For instance:

o	A McKinsey Global Institute study found that “the business case for the advancement and promotion of women is compelling. Companies with more women in top management and board positions better reflect the profiles of their customers and employees and benefit from more diverse views. Best practices for achieving greater gender equality in the workplace include setting targets for the recruitment and retention of women and initiating affirmative searches to achieve these targets, tracking and eliminating gender pay gaps, and adjusting how jobs are structured and remunerated to enhance flexibility.”[24] [Proponent’s emphasis]

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22 https://m.facebook.com/story.php?story_fbid=10101152978813014&id=314913
23 https://www.glassdoor.com/blog/tech-salaries-glassdoor-diversity-hiring-survey/
24 http://www.mckinsey.com/insights/organization/promoting_gender_parity_in_the_global_workplace

o	Research from Catalyst and McKinsey indicates that men and women think, lead, and solve problems differently and that a diversity of approaches leads to more innovation and financial results.[25] [26]

o	The Journal of Innovation-Management Policy & Practice found that “gender diversity within research teams fosters novel solutions leading to radical innovation in the company and in the market.” [27]

o	MSCI finds gender diverse leadership teams lead to a 36.4% improvement in return on equity. [28]

o	The benefits of diverse views include higher returns on equity and greater performance. When three or more women are represented in executive leadership, companies tend to perform better on return on equity (+10.7 percent), profits (+91.4 percent), and stock price growth (+36 percent). [29]

These studies indicate that a failure to create gender diverse teams due to an inability to retain qualified female employees as it relates to gender pay inequity may restrict Facebook’s teams’ ability innovate and compete.

Similarly, Facebook is exposed to reputational risk if it is not transparent and proactive on issues relating to the gender pay gap. Macy’s and Kroger lost business due to boycotts following their announced opposition to progressive gender pay parity legislation in Texas.30

Facebook may also face litigation risk if it fails to report on, and set hard targets around ameliorating a gender pay gap. A number of recent settlements relating to gender pay discrimination highlight this risk. For instance in June 2011the pharmaceuticals giant Astrazenica settled a lawsuit with the U.S. Department of Labor “alleging that the company discriminated against female sales specialists by paying them salaries that were, on average, $1,700 less than their male counterparts.”31 And in November 2013 G&K services settled a lawsuit with the Department of Labor alleging that it “discriminated against female laundry workers by steering them into lower-paying positions regardless of their qualifications.”  Moreover, at least two companies in Facebook’s peer group have become the subjects of lawsuits alleging gender discrimination. Specifically we saw a March 19th 2015 Twitter gender discrimination class action lawsuit, and a March 16th 2015 Facebook gender discrimination lawsuit.

Conclusion:

Given the importance of team cohesion, innovation and goodwill to Facebook’s business model, as well as the legal, operational and reputational risk factors faced by the Company, we believe that Facebook’s current level of disclosure is woefully inadequate. For all the reasons provided above, we strongly urge you to support the Proposal.   Managing gender pay equity risk may have a direct impact on the profitability of Facebook and we believe it is in the best interest of shareholders.

Please contact Natasha Lamb at 978-578-4123 or natasha@arjuna-capital.com for additional information.

Sincerely,
Natasha Lamb,
Director of Equity Research & Shareholder Engagement, Arjuna Capital/Baldwin Brothers

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25 http://www.catalyst.org/system/files/why_diversity_matters_catalyst_0.pdf
26 http://www.mckinsey.com/global-themes/employment-and-growth/how-advancing-womens-equality-can-add-12-trillion-to-global-growth
27 García, C.(2012) Gender diversity within R&D teams: Its impact on radicalness of innovation. Innovation-Management Policy & Practice, Junio 2013. 15 (2), 149
28 https://www.msci.com/www/research-paper/research-insight-women-on/0263428390
29 http://www.mckinsey .com/features/women_matter
30 http://www.huffingtonpost.com
31 http://www.dol.gov/opa/media/press/ofccp/OFCCP20110829.htm